OMB APPROVAL

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                             OBJECTSOFT CORPORATION
   -------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
   --------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement[ ].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 3 pages

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   674427 10 9            13G                      Page  2  of Pages 3
                                                                 ---         ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DAVID E. Y. SARNA

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                    (b)

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA


       NUMBER OF             5     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   517,000
        OWNED BY
          EACH               6     SHARED VOTING POWER
       REPORTING
         PERSON                            0
          WITH               7     SOLE DISPOSITIVE POWER

                                       517,000
                             8     SHARED DISPOSITIVE POWER

                                           0

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 667,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   10.1%

12      TYPE OF REPORTING PERSON*

                     IN


                                Page 2 of 3 pages

CUSIP No. 674427 10 9             13G                     Page  3  of Pages  3
                                                               ---          ---

Except as to Item 4, no change has occured with respect to the answer to any items of this Schedule from the information last reported in respect of such item

Item 4(a)         Amount Beneficially Owned

                  As of December 31, 1998:

                           667,000  shares.  Includes  150,000 shares owned by a
                  family trust established by the reporting person, of which the reporting person has retained no right of revocation. One of the trustees of the trust, Rachel Sarna, is the wife of the reporting person. Mrs. Sarna has sole voting power and shared dispositive power with the other trustee of the trust. The reporting person is not a trustee of the trust. The reporting person disclaims any beneficial ownership of the shares of common stock of the issuer owned by the trust.
                           Includes   100,000   shares   which  are  subject  to
                  currently exercisable options held by the reporting person, but excludes 50,000 shares which the reporting person may acquire pursuant to stock options exercisable as of July 9, 1999.

Item 4(b)         Percent of Class: 10.1%

Item 4(c)         Number of share as to which such person has:

                     (i)   sole power to vote or to direct the vote: 517,000
                     (ii)  shared power to vote or to direct the vote: 0
                     (iii) sole power to dispose or to direct the disposition of
                           : 517,000
                     (iv) shared power to dispose or to direct the disposition of: 0



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 11, 1999
                                             -----------------------------------
                                                             Date

                                              /s/    David E.Y. Sarna
                                             -----------------------------------
                                                          Signature

                                                     David E.Y. Sarna
                                             -----------------------------------
                                                            Name

                                Page 3 of 3 pages